WATTS INDUSTRIES, INC. AND SUBSIDIARIES
        Notes to Condensed Consolidated Financial Statements
                           (Unaudited)


1.	In the  opinion of management, the accompanying unaudited
condensed consolidated financial statements contain all necessary adjustments, consisting only of adjustments of a normal recurring nature, to present fairly Watts Industries, Inc.'s Condensed Consolidated Balance Sheet as of March 31,
1994, the Condensed Statements of Consolidated Earnings for the three and nine months ended March 31, 1994 and March 31, 1993, and the Condensed Statements of Consolidated Cash Flows for the nine months ended March 31, 1994 and March 31, 1993.

	The balance sheet at June 30, 1993 has been derived from the audited financial statements at that date. The accounting policies followed by the Company are described in the June 30, 1993 financial statements which are contained in the Company's
1993 Annual Report. It is suggested that these financial statements be read in conjunction with the financial statements and notes included in the 1993 Annual Report to stockholders.

2.	On January 18, 1994, the Company's Board of Directors authorized a 2-for-1 stock split in the form of a 100% stock dividend payable on March 15, 1994 to stockholders of record March 1, 1994. All references in the financial statements to average number of shares outstanding and related prices, and per share amounts have been restated to reflect the split.

3.	On November 6, 1992, an indirect subsidiary of the Company
acquired Intermes, S.p.A. ("Intermes") for an aggregate cash purchase price of U.S. $17,000,000 plus a contingent payment that will total U.S. $8,500,000, plus the assumption of $23,000,000 of debt. $6,094,000 of this contingency was paid during the quarter ended September 30, 1993 with the remainder scheduled to be paid through 1997. Intermes, headquartered in Caldaro, Italy, manufactures and sells plumbing and heating valves and controls through wholesaler distribution. In addition, Intermes partially owns I.S.I., S.p.A. ("ISI") located in Pergine Valsugana, Italy. ISI manufactures butterfly valves and other valve products relating to municipal water markets. Intermes' sales for the twelve-month period ended June 30, 1993 were approximately U.S.$42,800,000.

	On May 18, 1993, the Company acquired Edward Barber (UK) Limited ("EBCO"). Headquartered in Tottenham, London, EBCO manufactures and sells valves, meter boxes, and accessories to the municipal water market. Sales of EBCO for the twelve months ended December 31, 1992 were approximately U.S.$11,500,000.
EBCO, which was founded in 1908, also operates a non-ferrous foundry operation in nearby Willesden.

4.	Effective July 1, 1993, the Company adopted Statement of
Financial Accounting Standard ("SFAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". SFAS No. 106 requires that the projected future cost of providing postretirement benefits, such as health care and life insurance, be recognized on an accrual basis as employees render service instead of when benefits are paid. The extent of these types of benefits provided by the Company is limited to one of its subsidiaries acquired on September 30, 1991. Based on the acquisition date of this subsidiary and the adoption date of July 1, 1993, the Company is required under the Statement to account for the projected liability for these benefits on a prospective basis and has elected to adjust its purchase price allocation for the acquisition. Accordingly, the Company has recorded a liability of $2,087,000 and a corresponding increase to goodwill and related deferred tax asset. The effect of the adoption of SFAS 106 on operating results from the date of acquisition to June 30, 1993 was immaterial.

5.	Effective July 1, 1992, the Company changed its method of
accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes". As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting SFAS No. 109 as of July 1, 1992 was to decrease net income by $3,132,000, for the fiscal year ended
June 30, 1993.

6.	The Company is currently a party to or otherwise involved with various administrative or legal proceedings under federal, state or local environmental laws or regulations involving a number of sites, in some cases as a participant in a group of potentially responsible parties. Four of these sites, the Sharkey and Combe Landfills in New Jersey, the San Gabriel Valley/El Monte,
California water basin matter, and the Jack's Creek/Sitkin
Smelting Superfund site in Pennsylvania, are listed on the National Priorities List. With respect to the Sharkey Landfill, the Company has been allocated .75% of the remediation costs, an amount which is not material to the Company. Based on recent developments, the Company elected not to enter into the de minimis settlement proposal and has instead decided to participate in the remediation as a participating party. No allocations have been made to date with respect to the Combe
Landfill or San Gabriel Valley sites. While a formal allocation has not been completed with respect to the Jack's Creek site, the draft volumetric ranking allocated a .2847% share of the total weight to the Company, which the Company believes should entitle it to participate as a de minimis party. With respect to the Combe Landfill, the Company is one of approximately 30 potentially responsible parties. The Company and all other
PRP's recently received a Supplemental Directive from the New
Jersey Department of Environmental Protection & Energy seeking to recover approximately $9 million in the aggregate for the operation, maintenance, and monitoring of the implemented remedial action taken to date in connection with the Combe
Landfill North site.

	Given the number of parties involved in most environmental sites, the multiplicity of possible solutions, the evolving technology and the years of remedial activity required, it is difficult to estimate with certainty the total cost of remediation, the timing and extent of remedial actions which may be required, and the amount of liability, if any, of the Company alone or in relation to that of other responsible parties. Based on facts presently known to it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.

	The Company has established balance sheet accruals which it currently believes are adequate in light of the potential exposure of pending and threatened environmental litigation and proceedings of which it has knowledge. In this regard, with respect to certain of these matters, the Company has resort either to some degree of insurance coverage or indemnifications from third parties which are expected to defray to some extent the effect thereof. With respect to insurance, coverage of some of these claims has been disputed by the carriers based on standard reservations and, therefore, recovery may be somewhat questionable, a factor which has been considered in the Company's evaluation of these matters. Although difficult to quantify based on the complexity of the issues and the limitation on available information, the Company believes that its accruals for the estimated costs associated with such matters adequately provide for the Company's estimated foreseeable liability for these sites, however, given the nature and scope of the Company's manufacturing operations, there can be no assurance that the Company will not become subject to other environmental proceedings and liabilities in the future.


            WATTS INDUSTRIES, INC. AND SUBSIDIARIES
            Management's Discussion and Analysis of
         Financial Condition and Results of Operations


Results of Operations
Quarter Ended March 31, 1994 Compared to
Quarter Ended March 31, 1993

	Net sales increased $13,768,000 (11.5%) to $133,532,000.  This increase was attributable to the inclusion of the net sales of acquired companies and increased unit shipments of certain product lines. The net sales of Edward Barber Company ("EBCO") acquired in May 1993, and Ancon Products, Inc. ("Ancon") acquired in July 1993 represented approximately 40% of the increase. The Company had increased unit shipments of water plumbing and heating valves, oil and gas valves, as well as decreased unit shipments of water safety and flow control valves and aerospace/military valves. While the Company believes this decrease in aerospace/military valves to be a long-term situation, the Company also believes there will be no further material deterioration in this market in the foreseeable future. The Company intends to maintain its strategy of seeking acquisition opportunities as well as developing its international sales to achieve sales growth.

	Gross profit increased $5,936,000 (13.3%) to $50,691,000 and increased as a percentage of net sales from 37.4% to 38.0%. This increase in gross profit was primarily attributable to an improved sales mix, increased absorption of fixed expenses in the manufacturing plants associated with the increased level of production and sales, and decreased costs of bronze ingot.

	Selling, general and administrative expenses increased $1,735,000 (6.0%) to $30,818,000 and decreased as a percentage of sales from 24.3% to 23.1%. This increased spending is primarily attributable to the inclusion of the expenses of acquired companies discussed above, and increased commissions associated with the higher sales volume. These increased expenses were partially offset by reduced spending at several subsidiaries as a result of downsizing programs implemented during fiscal year 1993.

	Interest income decreased $509,000 (42.8%) to $680,000. This decrease is primarily attributable to the decreased levels of cash and short-term investments. Interest expense decreased $269,000
(11.1%) to $2,161,000. This decrease is attributable to the decreased levels of long-term debt.

	Earnings before income taxes increased $3,653,000 (25.3%) to $18,071,000. Net earnings increased $2,473,000 (28.9%) to
$11,040,000.

	The weighted average number of common shares outstanding on March 31, 1994, after giving effect for the 2-for-1 stock split, decreased to 29,756,414 from 30,116,380 for primary earnings per share. This decrease is the result of the repurchase by the Company of 685,400 shares of Class A Common Stock purchased during the first quarter of the fiscal year. Primary and fully diluted earnings per share were $.37 for the quarter ended March 31, 1994 compared to $.28 for the quarter ended March 31, 1993.


Nine Months Ended March 31, 1994 Compared to
Nine Months Ended March 31, 1993

	Net sales increased $48,558,000 (14.1%) to $391,847,000.  This increase is primarily attributable to the inclusion of the net sales of acquired companies. The net sales of Intermes acquired in November 1992, EBCO, and Ancon represented approximately 60% of the increase. The Company had increased unit shipments of water plumbing and heating valves, oil and gas valves, and increased international sales, as well as decreased unit shipments of water safety and flow control valves and aerospace/military valves.

	Gross profit increased $19,465,000 (15.0%) to $149,305,000 and increased as a percentage of sales from 37.8% to 38.1%. This increase is primarily attributable to an improved sales mix, improved manufacturing performance, and decreased costs of bronze ingot.

	Selling, general and administrative expenses increased $4,013,000 (4.6%) to $91,175,000. The Company recorded $7,000,000 of unusual charges in the quarter ended December 31, 1992 for environmental matters and costs associated with the downsizing and restructuring of certain acquired companies. Selling, general and administrative expenses would have increased $11,013,000 (13.7%) without the $7,000,000 of unusual charges in the period ended December 31, 1992. This increase is primarily attributable to the inclusion of the expenses of acquired companies and increased commissions associated with the higher sales volume. These increases were partially offset by decreased spending at several subsidiaries as a result of downsizing programs implemented during last fiscal year.

	The Company from time to time is involved with environmental proceedings and incurs costs on an ongoing basis related to environmental matters. See Note 5 to Notes of Condensed Consolidated Financial Statements for further discussion.

	Interest income decreased $1,565,000 (41.5%) to $2,205,000 due to decreased levels of cash and short-term investments.

	Earnings before income taxes and unusual charges increased $6,760,000 (14.8%) to $52,531,000. Net earnings before unusual charges and the cumulative effect of the change in accounting method due to the implementation of SFAS No. 109 as described in Footnote 4 increased $4,291,000 (15.4%) to $32,125,000.

	The weighted average number of common shares outstanding on March 31, 1994 decreased to 29,676,036 from 30,104,182 for primary earnings per share. This decrease is the result of the purchase by the Company of 685,400 shares of Class A Common Stock during the current fiscal year. Primary and fully diluted earnings per share were $1.08 for the nine months ended March 31, 1994 compared to $.92 before unusual charges and the cumulative effect of the accounting change in accounting method for the nine months ended March 31, 1993.

	The following table illustrates the impact of unusual charges and the accounting change on earnings per share for the nine months ended March 31st:

                                        									1994		1993

	Earnings per share as reported                 	$1.08	$.68

	Unusual charges                                     		$.14

	Cumulative effect of change in
	accounting method                                    	$.10
                                                 ----- ----
	                                               	$1.08	$.92

Liquidity and Capital Resources

	During the nine months ended March 31, 1994, the Company repurchased 685,400 shares of its Class A Common Stock through open market repurchases for an aggregate price of $12,064,000. The Company's repurchase program is now complete. A subsidiary of the Company purchased Ancon Products, Inc. located in Scarborough, Ontario, Canada. Ancon manufactures a wide range of floor and roof drains, intercepters, backwater valves, yard hydrants, and stainless and carbon steel specialty products used primarily in commercial and industrial construction applications. The Company also purchased Enpoco Canada, Ltd., a manufacturer of drains located in Ontario, Canada. The aggregate purchase price for these acquisitions was U.S.$4,783,000. The Company also repaid $2,018,000 of debt acquired with one of the companies. The Company made contingent payments of $6,094,000 as part of the Intermes acquisition. The Company also spent $12,722,000 on capital expenditures, primarily manufacturing machinery and equipment, as part of its current fiscal year budget of $22,000,000.

	The principal sources of funds to finance these acquisitions, capital expenditures, debt repayments and stock repurchases were the issuance by the Company on November 26, 1991 of $75,000,000 aggregate principal amount of its 8.375% Notes Due 2003 and funds provided from operations.

	The change in foreign exchange rates since June 30, 1993 did not have a material impact on the results of operations or the financial condition of the Company.

	Working capital at March 31, 1994 was $237,907,000 compared to $222,652,000 at June 30, 1993. Cash and short-term investments were $66,342,000 at March 31, 1994 compared to $83,135,000 at June 30,
1993. The ratio of current assets to current liabilities was 4.1 to 1
at March 31, 1994 compared to 3.8 to 1 at June 30, 1993.   Debt as a
percentage of capital employed was 22.3% at March 31, 1994 compared to 23.7% at June 30, 1993.

   	The Company anticipates that funds provided from operations will be sufficient to meet operating requirements and anticipated capital expenditures for at least the next 24 months.

Item 5.	Other Information

	On January 18, 1994, the Board of Directors of the
Corporation declared a two-for-one stock split of the Corporation's outstanding Class A Common Stock, par value
$.10 per share, and Class B Common Stock, par value $.10 per share, to be effected in the form of a stock dividend equal to one share of Class A Common Stock for each share of Class A Common Stock outstanding on the record date, and one share of Class B Common Stock for each share of Class B
Common Stock outstanding on the record date, all such shares to be fully paid and nonassessable. The stock dividend was payable on March 15, 1994 to holders of Class
A Common Stock and Class B Common Stock of record as of the close of business on March 1, 1994. Upon the effectiveness of such dividend, there shall be designated as additional capital of the Corporation an amount equal to the aggregate par value of the shares of Class A Common Stock and Class B
Common Stock of the Corporation being declared as a dividend.

	Upon the effectiveness of such stock dividend, the Corporation shall increase by 100% the number of shares of Class A Common Stock reserved for issuance in connection with, and decrease by 50% the exercise price with respect to, any options heretofore granted and now outstanding and hereafter granted under the Corporation's 1986 Incentive
Stock Option Plan, the 1989 Nonqualified Stock Option Plan, and the 1991 Non-Employee Directors' Nonqualified Stock
Option Plan, all in accordance with the anti-dilution provisions of each such Plan. The number of shares of Class A Common Stock and the exercise price of each stock option granted prior to and outstanding as of the effective date of the dividend under the Corporation's 1986 Incentive
Stock Option Plan, the 1989 Nonqualified Stock Option Plan, or the 1991 Non-Employee Directors' Nonqualified Stock
Option Plan, respectively, and each option agreement outstanding thereunder, shall be adjusted so that the number of shares that may be purchased upon exercise of any such option agreement will be increased by 100% and the exercise price will be decreased by 50% per share.

Item 6	Exhibits and Reports Filed on Form 8-K

	There were no reports filed on Form 8-K for the quarter ended March 31, 1994.